MCSA SECURITIES LLC

MARCH 31, 2026

STATEMENT OF FINANCIAL CONDITION

AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

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SEC FILE NUMBER
8-71352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/4/2025 (MM/DD/YY) AND ENDING 3/31/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MCSA SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2200 ATLANTIC STREET, SUITE 501
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Hopkins	603-216-8933	thomas.hopkins@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP
(Name – if individual, state last, first, and middle name)

11 Grand Central East, 733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/29/2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __William Mark Barber_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __MCSA SECURITIES LLC_____, as of __March 31_____, 2 _026_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
_Managing Memebr_____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

MCSA SECURITIES LLC

CONTENTS



EisnerAmper LLP
11 Grand Central East
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
  MCSA Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MCSA Securities LLC (the "Company") as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2025.

EISNERAMPER LLP
New York, New York
July 13, 2026

MCSA Securities LLC

Statement of Financial Condition
March 31, 2026

Assets

Cash	$	72,997
Prepaid Expenses		283
Other Assets		364
		73,644
Total Assets	$	73,644

Liabilities and Member's Equity

Liabilities:		
Accounts Payable	$	10,850
Total Liabilities		10,850
Member's Equity		62,794
Total liabilities and member's equity	$	73,644

See accompanying notes to the statement of financial condition.

MCSA SECURITIES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2026

1. **Organization and Business**

MCSA Securities LLC (the 'Company' or the 'Firm') is a limited liability company organized under the laws of the State of Delaware on February 19, 2025. The Company is wholly owned by MC Strategic Advisors LLC (the 'Parent'). The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's membership was approved and it commenced business as a broker-dealer on November 13, 2025. The Company limits its business activities exclusively to mergers and acquisitions and private placement of securities. The Company does not, directly or indirectly, receive, hold, or owe funds or securities for or to customers, and does not carry customer or accounts as defined by Rule 15c3-3.

During the year ended March 31, 2026, the Company remained in the start-up phase of operations and had focused principally on regulatory compliance, infrastructure development, and business development activities.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 because the Company's business activities meet the conditions specified therein.

2. **Summary of Significant Accounting Policies**

Basis of financial statement presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash

The Company maintains its cash in bank deposit accounts which did not exceed the federally insured limit of $250,000. The Company has not experienced any losses in such accounts.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments -- cash, other assets, and accounts payable -- approximate fair value because of the short-term nature of these instruments. *Income Taxes*

The Company is a limited liability company disregarded as an entity separate from its Parent for income tax purposes and as such, is a pass-through entity and not liable for income tax in the jurisdiction in which the Company operates for federal and state income taxes. As a result, no provision for income taxes has been made in the accompanying financial statements. Management evaluated the Company's tax positions and concluded that no liability for uncertain tax positions was required.

3. **Net Capital Requirements**

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital and for a broker dealer in its first year of operations. requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At March 31, 2026, the Company had net capital of $62,147, which was $57,147 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.17 to 1.

4. **Related Party Transactions**

The Company is wholly owned by the Parent and is affiliated, through common control, with MC Credit Partners LP ("MC").

The Company has an expense sharing agreement, under which MC has agreed to incur directly, be responsible for, and assume certain general overhead and operating expenses of the Company including, but not limited to, administrative services, facilities, salaries, and IT (the "Services"). The expense sharing agreement may be terminated by either party upon 30 days written notice to the other party. The terms of the expense sharing agreement may not be the same as those that would otherwise exist or result from agreements or transactions among unrelated parties. MC does not charge these expenses to the Company and does not intend to seek reimbursement of the Services